05039935

SEC … MMISSION

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RECEIVED MAR 01 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington St STE 210
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. King — 509-252-4140 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. Sprague STE 300	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

PETER E. MOYE
Commission Expires
NOTARY
PUBLIC
FEB. 16, 2006
STATE OF WASHINGTON

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST INVESTMENT ADVISORS, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 7, 2005
Spokane, Washington

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS	2004	2003
Cash	$ 9,315	$ 2,114
Segregated cash	2	372
Commissions receivable	7,290	3,971
Deposit with clearing agent	15,000	15,000
Property and equipment, net	2,855	5,711
	$ 34,462	$ 27,168
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 10,547	$ 4,923
Accrued payroll taxes	6,433	1,749
	16,980	6,672
Stockholders' equity		
Common stock, no par value:		
Authorized, issued and outstanding, 100,000 shares	41,000	41,000
Retained deficit	(23,518)	(20,504)
	17,482	20,496
	$ 34,462	$ 27,168

The accompanying notes are an integral part of the financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF OPERATIONS

for the years ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	**$ 250,365**	$ 189,424
Insurance income	**5,604**	103,409
Other income	**646**	1,534
Interest income	**56**	43
	256,671	294,410
Expenses:		
Salesmen compensation and payroll taxes	**178,031**	202,562
Employee benefits		4,439
Business taxes and licenses	**1,619**	1,573
Regulatory fees	**3,026**	2,666
Clearing and trading charges	**12,492**	12,689
Advertising	**9,063**	2,374
Professional fees	**14,860**	8,100
Corporate insurance	**707**	380
Rent	**19,546**	30,283
Utilities	**7,209**	8,105
Depreciation and amortization	**2,856**	6,296
Office expense	**8,601**	9,448
Miscellaneous expense	**615**	777
Interest	**680**	440
Travel	**135**	351
Repairs and maintenance	**245**	195
	259,685	290,678
Net income (loss)	**$ (3,014)**	$ 3,732

The accompanying notes are an integral part of the financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2004 and 2003

	Common Stock			
	Number of Shares	Amount	Retained Deficit	Total Stockholders' Equity
Balances, January 1, 2003	100,000	$ 41,000	$ (24,236)	$ 16,764
Net income			3,732	3,732
Balances, December 31, 2003	100,000	41,000	(20,504)	20,496
Net loss			(3,014)	(3,014)
Balances, December 31, 2004	**100,000**	**$ 41,000**	**$ (23,518)**	**$ 17,482**

The accompanying notes are an integral part of the financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS
for the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ (3,014)	$ 3,732
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	2,856	6,295
Change in assets and liabilities:		
Commissions receivable	(3,319)	(1,915)
Accounts payable	5,624	(3,165)
Accrued payroll taxes	4,684	1,749
Payable to stockholders		(3,762)
Total adjustments	9,845	(798)
Net cash provided by operating activities	6,831	2,934
Cash flows from investing activities:		
Additions to property and equipment		(3,271)
Net increase (decrease) in cash	6,831	(337)
Cash at beginning of year	2,486	2,823
Cash at end of year	$ 9,317	$ 2,486
Supplemental disclosure of cash paid during the year for interest	$ 680	$ 440

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on February 25, 2000 for the purpose of operating a dba and offering securities through Linsco Private Ledger. Effective October 1, 2002 the Company registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker/dealer, which comprises several classes of services, including principle transactions, agency transactions, and insurance. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The office is located in Spokane, Washington.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis.

Property and equipment are recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of three to seven years.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company does not pay federal corporate income taxes on its taxable income.

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. There is no minimum balance required in this reserve account. At December 31, 2004 and 2003, the balance was $2, and $372, respectively.

Continued

3. Property and Equipment:

Property and equipment as of December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Office equipment	**$20,480**	$20,480
Software	**9,721**	9,721
	30,201	30,201
Less accumulated depreciation	**27,346**	24,490
	$ 2,855	$ 5,711

Depreciation expense for the years ended December 31, 2004 and 2003 was $1,408 and $3,149, respectively.

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $14,627 and $14,785 at December 31, 2004 and 2003, respectively. The Company's net capital ratio was 1.16 to 1 and .45 to 1 at December 31, 2004 and 2003, respectively.

5. Commitments:

The Company leases its office space under a noncancelable lease agreement. The terms of the lease are personally guaranteed by the stockholders. Rent expense was $19,546 and $30,283 for the years ended December 31, 2004 and 2003, respectively. Monthly payments are $1,625. The lease expires December 1, 2007, and includes an inflationary clause that increases rental payments annually based on the annual increase in the Consumer Price Index. Future minimum payments under the lease agreement are as follows:

Years ending December 31,	Total
2005	$19,500
2006	19,500
2007	19,500
	$58,500

Continued

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Northwest Investment Advisors, Inc. as of and for the year ended December 31, 2004 and have issued our report thereon dated February 7, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen & Secrest, P.S.

February 7, 2005
Spokane, Washington

NORTHWEST INVESTMENT ADVISORS, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net capital:		
Stockholders' equity:		
Common stock	$ 41,000	
Retained deficit	(23,518)	
Total stockholders' equity		**$ 17,482**
Deductions:		
Nonallowable assets:		
CRD cash account	2	
Property and equipment, net	2,855	
		2,857
Net capital		**14,625**
Minimum net capital required		**5,000**
Excess net capital		**$ 9,625**
Aggregate indebtedness:		
Accounts payable	$ 10,547	
Accrued payroll taxes	6,433	
Total aggregate indebtedness		**$ 16,980**
Ratio: Aggregate indebtedness to net capital		**1.16 to 1**

NORTHWEST INVESTMENT ADVISORS, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Northwest Investment Advisors, Inc. is exempt from Rule 15c3-3.

NORTHWEST INVESTMENT ADVISORS, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2004

Net capital:	
Net capital as reported on FOCUS REPORT	$ 14,581
Audit adjustments:	
Increase in commissions receivable	44
Net capital which should have been reported	**$ 14,625**
Net capital as computed on page 9	**$ 14,625**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	$ 16,980
Aggregate indebtedness which should have been reported	**$ 16,980**
Aggregate indebtedness as computed on page 9	**$ 16,980**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Northwest Investment Advisors, Inc. for the year ended December 31, 2004, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5-(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
Northwest Investment Advisors, Inc.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 7, 2005
Spokane, Washington